Adorno & Yoss
                         A limited liability partnership
                     350 East Las Olas Boulevard, Suite 1700
                       Fort Lauderdale, Florida 33301-4217
                   Phone: (954) 763-1200, fax: (954) 766-7800
                                 www.adorno.com

Brian A. Pearlman                                  Direct Line: (954) 766-7879
                                                   EMAIL: BPEARLMAN@ADORNO.COM

                                  March 2, 2005

Mr. David Roberts
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         RE:      INTERACTIVE BRAND DEVELOPMENT, INC.
                  PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C REGISTRATION NO. 1-31992

Dear Mr. Roberts:

         This letter, submitted on behalf of Interactive Brand Development, Inc. (the "Company"), is in furtherance of our telephone conversation on March 1, 2005 and in response to the staff's comments to the Company's Preliminary Information Statement on Schedule 14C. Please note that the Company was not aware of the comment letter when it filed a Definitive Information Statement on
Schedule 14C dated February 28, 2005. The Company will amend its Definitive Information Statement on Schedule 14C to provide the responses contained herein. Responses to the staff's comments are numbered in accordance with the staff's letter dated February 28, 2005.

         1. The Company believes that dropping its American Stock Exchange appeal has no effect on the redemption submitted by its Series F preferred stockholders on January 21, 2005. However, the Company believes that by subsequently delisting from the American Stock Exchange that it satisfies its obligations to the Series F preferred stockholders and accordingly should be no liability.

         2. In your comment you have requested that the Company furnish financial statements for PHSL Worldwide, Inc., a public company ("PHSL"). You should be advised, however, that the Company owns no equity in PHSL. Rather, the Company acquired a minority equity interest in Penthouse Media Group, Inc. ("PMG"). PMG, which is engaged in publishing the PENTHOUSE magazines, was formerly a subsidiary of PHSL (then known as General Media, Inc.). General Media, Inc. and its subsidiaries emerged from Chapter 11 reorganization on October 5, 2004, under the control of affiliates of Marc Bell Capital Partners and Staton Capital, who own approximately 65% of PMG's capital stock. The Company acquired its interest (now approximately 34.5%) in PMG from the Bell/Staton Group subsequent to PMG emerging from Chapter 11 reorganization. The Company's minority equity interest in PMG is non-voting common stock and, although the Company has the right to designate one member of the PMG board of directors, the Company has no influence on the management or operation of PMG. PMG is not an affiliate of PHSL.

David Roberts
March 2, 2005
Page 2


                  The investment in PMG will be accounted for by the Company under the cost method. The investment in PMG representing approximately 34% ownership stake is a non-voting interest, and there is no mechanism through which the Company can attain any voting rights in PMG. In addition, the Company does not have any control or influence over operational, financial, or managerial decisions of PMG. Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, requires that an investment in common stock be accounted for using the equity method when an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock (APB No. 18 P. 17). The investment in PMG will therefore be accounted for using the cost method since the investment is neither an investment in voting stock nor does it provide the Company with the ability to exercise significant influence. Reference is made to Rule 305(a)(i) which sets forth the conditions under which financial statements are required. These conditions are not present in this case.

                  As such, the Company does intend to include either the historical financial statements of PMG or pro forma financial information related to its investment in PMG in its filings with the Securities and Exchange Commission. Because the investment in PMG does not constitute a business combination, it is not subject to Rule 3-05 of Regulation S-X, Financial statements of businesses acquired or to be acquired, or Rule 3-09 of Regulation S-X, Presentation requirements, the latter of which governs the requirements for filing pro forma financial information. In addition, since the investment in PMG is to be accounted for using the cost method in accordance with APB No. 18, it is not subject to Rule 3-09 of Regulation S-X, Separate financial statements of subsidiaries not consolidated and 50 percent or less owned persons.

         The Company is aware of its obligation and responsibility to file adequate and accurate disclosure. In furtherance thereto and as requested by the staff, attached hereto please find written acknowledge by the Company, as requested.

                                    Sincerely

                                    /s/ Brian A. Pearlman
                                    ---------------------
                                    Brian A. Pearlman


BAP/sm
Encl.

                       INTERACTIVE BRAND DEVELOPMENT, INC.
                              2200 S.W. 10th Street
                         Deerfield Beach, Florida 33442


                                  March 1, 2005



David Roberts
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         RE:      INTERACTIVE BRAND DEVELOPMENT, INC.
                  PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C REGISTRATION NO. 1-31992

Dear Mr. Roberts:

         The Company hereby acknowledges that the adequacy and accuracy of the disclosure in the Company's Information Statement on Schedule 14C is the responsibility of the Company. The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Security and Exchange Commission from taking any action with respect to the filing. The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal Securities Laws of the United States.

                                            Very truly yours,

                                            INTERACTIVE BRAND DEVELOPMENT, INC.



                                            Gary Spaniak, Jr., President